Exhibit 4.4

AMENDMENT NO. 1 TO BILLING HOSTED SERVICES AGREEMENT

This Amendment No. 1 to the Billing Hosted Services agreement is entered into as of August 4, 2011 by and between Simple Mobile, LLC, a Nevada limited liability company (“Customer”), and MTS Integratrak, Inc., a Delaware corporation (“MTS”), and amends that certain Billing Hosted Services agreement dated August 12, 2009 (the “Agreement”) between Customer and MTS.

WHEREAS, Customer and MTS (each, a “Party” and collectively, the “Parties”) wish to amend the Agreement to extend the term of the Agreement through December 31, 2012 under the terms and conditions set forth herein and in the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises of the Parties and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties agree as follows intending to be legally bound:

1.           The Parties agree that the Agreement shall be extended from August 12, 2011 to December 31, 2012 (the “Renewal Term”) and that MTS shall provide the hosted services to Customer during the Renewal Term.

2.           The Parties also agree that the Service Exhibit titled Solution Pricing for Simple Mobile for Mobile MNVO Managed Service Billing System dated August 2009 shall be amended to provide that the monthly license service fee payable to MTS during the Renewal Term shall be increased to $0.20 for each subscriber line, subject to a monthly minimum subscriber base of 750,000 subscribers (resulting in a minimum monthly payment of $150,000 during the Renewal Term). The amount payable for the month of August 2011 shall be prorated to reflect the change in the service fee payable after August 12, 2011.

3.           The Parties also agree that they shall enter into a new Service Level Agreement which is Exhibit A to this Amendment No. 1, which shall supersede the Service Level Agreement entered into in August 2009 and shall be in effect during the Renewal Term.

4.           The Renewal Term may be extended for a period of twelve (12) months provided the extension agreement with newly agreed upon financial terms is signed on or before October 1, 2012.

5.           Except as specifically modified by this Amendment and Exhibit A hereto, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives as of the date first set forth above.

SIMPLE MOBILE, LLC

By:	Jeff Clark
Name:	8/8/11
Title:	EVP FINANCE & OPERATIONS

MTS INTEGRATRAK, INC.

By:	Josef Brikman
Name:	8/15/11
Title:	PRESIDENT

Exhibit A

SERVICE LEVEL AGREEMENT (“SLA”)

For

MTS’ HOSTED SERVICES AGREEMENT

Dated 8/04/11

Number:
SLA-US-000SIMPLE311
Definitions:

“Administrative User” means any person authorized under the Hosted Services Agreement to access the Website or utilize the Application for system maintenance functions.

“Application” shall mean the MTS Total-e browser-based application provided for access by Customer to view detailed Billing and Subscriber Data as well as related summary reports or views.

“Business Day” shall mean the next day.

“Customer” shall mean Simple Mobile LLC.

“Subscriber Usage Data” means any subscriber usage records related to the subscriber’s calls, text, MMS and data usage provided by the Customer’s GSM provider.

“Point of Sale Data” means any data related to subscriber, SIM and voucher information

“Hosted Services” shall mean the services set forth in a mutually agreed to and executed Service Exhibit to a Hosted Services Agreement between Customer and MTS dated August 12, 2009 (the “Hosted Services Agreement”).

“Scheduled Maintenance” shall have the meaning set forth in Section 3.1 below.

“Subscriber User” means any person authorized under the Hosted Services Agreement to procure, change, or disconnects any service through Web Self Care.

“Term” shall mean the limited period of time that Customer shall have the rights granted under the Hosted Services Agreement to receive the Hosted Services.

“Usage” shall mean the usage data collected from Host Carrier in connection with the Hosted Services.

“Website” means the URL hosted by MTS for the purpose of providing Customer or an of its dealers with access to the Application.

1.     System Availability:

MTS shall maintain the servers upon which the Website is hosted on a 24 x 7 basis with a minimum availability of 99.5% (the “System Availability Level”) and shall use diligent efforts, as may be determined by MTS, is to maintain such System Availability Level.

Calculation	System Availability shall be calculated by MTS as follows:

System	Potential Minutes - Duration of all System Outages
Availability =	Potential Minutes
Level

Where: Potential Minutes are the number of minutes in a month less the actual minutes of Scheduled Maintenance occurring during the month in question. Duration of all System Outages is the sum of all System Outages (Severity Level 1) in minutes in a given month.

2.     Severity Levels:

2.1 Severity Levels Described, System Outages and other errors with the Hosted Services shall be classified in accordance with the following:

“Severity Level 1” shall mean (i) the inability to access the system, or (ii) the failure of the function of main system pages to perform correctly, or (iii) any similar catastrophic event that prevents the use of the Website or Application for which there is no workaround, or (iv) significant Data Equipment failure or data loss or inability for Subscriber to access the system.

●	Additional Severity Level 1 Issues:

●	Data Corruption - System data which is critical for SIM activation or re-up is unavailable or incorrect.

●	System Hangs - The system hangs indefinitely or there is a severe performance degradation causing unreasonable wait time for resources or response as if the system is hanging.

●	System Crashes repeatedly - critical functionality is not available or the application cannot continue because a vital feature is not functioning.

“Severity Level 2” shall mean (i) the inability to navigate the various pages of the Website without a catastrophic failure or broken link, or (ii) an increase in the presentation time for pages within the Website, or (iii) partial impairment of the essential functions of a particular web page or the Applications for which a work around may exist, or (iv) the partial loss of content on a particular web page, or (vi) incorrect calculation or operation of any function, or (vii) the presentation or calculation of substantial incorrect data.

“Severity Level 3” shall mean a minor error in the operation of the Application or Website that is a substantial nuisance and does not impact the availability of the content or any operation of the Website or Services.

2.2           Response Times. MTS shall use diligent efforts to respond to notification of each Severity Level condition in accordance with the following:

	Level 1	Level 2	Level 3

Respond within	30 Minutes	2 Business Hours	1 Business Days

Resolution	Communicate plan of action within 2 hours which describes the proposed course of action and correct problem within 4 business hours	Communicate plan of action within 12 hours which describes the proposed course of action and correct problem within 1 business day	Communicate plan of action within 3 days which describes the proposed course of action and correct problem within 3 business days

For Severity 1 Errors that are due to factors within MTS’ exclusive control, MTS shall initiate work to provide Customer with a remedy promptly upon receipt of notification thereof by Customer. MTS shall devote such resources and support personnel on a continuous 24 x 7 basis until such Severity 1 Error is resolved. MTS will provide regular updates informing Customer of its progress to resolve such Severity 1 Error. In all cases, MTS shall correct, provide a work around or patch (in either case, which does not adversely affect Customer’s use of the Hosted Service) for a Severity 1 Error within four (4) hours following receipt of notification by Customer. In the event a work-around is available, it shall be promptly offered to and installed for Customer provided written or email approval is given. Notwithstanding the availability of a work-around, MTS shall continue to work to correct the Severity 1 Error and provide Customer with the applicable correction. For purposes hereof, notice of MTS’ resolution of a Severity 1 Error may be given verbally and followed up within (5) business days in writing.

For Severity 2 Errors, MTS shall respond during normal business within two (2) business hours after receipt of notification by Customer. The Severity 2 Error correction will commence by the start of the next business day following MTS’ receipt of notification from Customer. MTS shall work to correct Severity 2 Errors during normal business hours. MTS will provide regular updates informing Customer of its progress to resolve the reported Severity 2 Error. MTS shall use diligent efforts to correct, provide a work around or patch (in either case, which does not adversely affect Customer’s use of the Hosted Service) for a Severity 2 Error, but in no event later than one (1) business days following MTS’ receipt of notification by Customer. In the event a work-around is available, it shall be promptly offered to and installed for Customer provided written or email approval is given. Notwithstanding the availability of a work-around, where practicable, MTS shall continue to work to fix the Severity 2 Error and provide Customer with the applicable correction. For purposes hereof, notice of MTS’ resolution of a Severity 2 Error may be given verbally and followed up within one (1) days in writing.

For Severity 3 Errors, MTS shall work to resolve Severity 3 Errors during normal business hours. Correction of unresolvable Severity 3 Errors shall be contained with the next major release of the Application.

2.3
MTS shall have no warranty or service obligations with respect to: (a) errors caused by modifications to the hardware, software or other component of the Hosted Services made by or on behalf of Customer (other than by MTS) without MTS’ prior written consent; (b) errors caused by the use or operation of a hardware, software or other component of the Hosted Services with any hardware, software or media not authorized by MTS; (c) failures, including, without limitation, inability to access the Application and/or Website, which are caused by Customer’s computer system or other factors outside of MTS’ control; or (d) any Customer browser, desktop or other operating issues that may impede Customer’s ability to access and/or use MTS’ products or services.

3.     Operations:

During the Term, MTS shall, upon written request, provide Customer with the Customer Data including statistical logs and User access data with respect to the Website. During the Term, if new tools are developed to improve the monitoring and reporting of the access to or usage of Website, MTS may incorporate such tools into the Hosted Services offering.

3.1           MTS Scheduled Maintenance: MTS will use diligent efforts to limit regularly scheduled and emergency maintenance as follows. MTS reserves the right to perform regularly scheduled maintenance from Saturday 8 PM to Sunday 5 AM (Eastern Standard Time). This maintenance may prevent the Services from being accessed or used during this time period. Scheduled maintenance outside of this schedule will be announced 48 hours in advance to the designated Customer Technical Representative via email.

3.2           Backup: MTS shall mirror the Point Of Sale Data to another server at another building. In addition, MTS shall backup the Point Of Sale Data to a backup server. The Subscriber Usage Data will be backed up only to the backup server.

3.3           Server Logs: On a requested basis, MTS shall deliver to Customer in electronic form a copy of the server logs of the Website activity for Administrative and Subscriber Users. The logs will be provided for the three month period preceding the date of the formal request for such logs.

3.4      SLA Items and Penalties

SLA Item	SLA Time	SLA Up-Time	Penalty Amount Per Incident	Restrictions	Incident Treatment Period
POSA File Monday Settlement	8:00am PST each Monday	Late by 12:00pm same Day	$5,000.00		24 Hour Period- For each treatment period, the Incident penalty amount will apply.
DATA CDR Processing	60 Minutes from receipt of file from TMO	N/A	$5,000.00	TMO Month end process is exempt	6 Hour Period - For each treatment period, the incident penalty amount will apply.
MOU CDR Processing	60 Minutes from receipt of file from TMO	N/A	$5,000.00	TMO Month end process is exempt	6 Hour Period - For each treatment period, the Incident penalty amount will apply.
SMS CDR Processing	60 Minutes from receipt of file from TMO	N/A	$5,000.00	TMO Month end process is exempt	6 hour Period- For each treatment period, the Incident penalty amount will apply.
System Reports Availability	Concurrent with System Availability	99.50%	$2,500.00		24 hour Period- For each treatment period, the Incident penalty amount will apply.
Master Agent Reports Availability	Concurrent with System Availability	99.50%	$2,500.00		24 Hour Period- For each treatment period, the Incident penalty amount will apply.
Reporting Data Refresh	8:00am PST each Monday	Late by 12:00pm same Day	$2,500.00		24 Hour Period- For each treatment period, the Incident penalty amount will apply.

SMART system which allow activation and/or re-up system	Concurrent with System Availability	99.50%	$2,500.00	Scheduled Maintenance Windows from any SM partner, TMO, MTS, 3ci, etc are excluded from SLA	24 Hour Period - For each treatment period, the Incident penalty amount will apply.
Suspend/Reup processes must complete within the first two available scheduled Suspend/Reup process runs.	(lam, 3am, 6pm, 11pm)	N/A	$5,000.00	Scheduled Maintenance Windows from any SM partner, TMO, MTS, 3ci, etc are excluded from SLA	6 Hour Period - For each treatment period, the Incident penalty amount will apply.
Change Control Process	Each Release (Minor or Major)	N/A	$5,000.00	SM must provide written change control procedures and approvals.	24 Hour Period - Period - For each treatment period, the Incident penalty amount will apply.
TMO Snapshot Recon Process	Data Available to SM by 3:00PM PST on the 6th.	N/A	$2,500.00	MTS Can accept this SLA provided SM approves US249	24 Hour Period - For each treatment period, the Incident penalty amount will apply.
Voucher Generation, Voucher Assignment and Sim Loading available	Concurrent with System Availability	99.5%	$2,500.00		24 Hour Period - For each treatment period, the Incident penalty amount will apply.

SLA Example: if the SLA Item (POSA File Monday Settlement) does not arrive by 8:00 a.m. PST on a Monday (SLA Time), it is late; however, MTS and Customer agree that if not delivered by 12:00 p.m. PST the Penalty Amount applies ($5,000 in this case). And for each Incident Treatment Period (24 hours in this case) from the SLA Time (8:00 a.m. PST in this instance), an additional Penalty Amount applies ($5,000 in this case). However, the maximum amount of penalty that can be incurred in a given month is capped at $50,000.

MTS will provide Notice of Resolution of all Errors in writing, unless specifically waived by Simple Mobile.

In no event shall the aggregate penalties payable to Customer hereunder exceed $50,000 in any single month.

4              Usage Collection and Data Retention and Escrow:

4.1           MTS will poll Customer’s GSM vendor to retrieve Call Detail Records, SMS records, MMS records, and Data usage records.

4.2           MTS shall provide daily monitoring of GSM vendor environment for polling of usage data. If polling does not occur (Level 2) as scheduled, MTS will troubleshoot the problem in accordance with this SLA. MTS will work directly with the Customer’s designated GSM Provider Technical Representatives authorized by Customer to resolve issues.

4.3           MTS shall provide Customer with twenty-four (24) months of available and accessible Subscriber Usage Data. After the 24 month period such Subscriber Usage Data will be sent to Customer and will not be maintained by MTS. MTS will provide Customer Subscriber Usage Data via FTP. This file will be available on disk for a period of 30 days.

4.4           Escrow: MTS will place source code of the Customer enhanced MVNE solution with a mutually agreed upon escrow company. MTS will agree to update the source code with the escrow company with each production release. Customer is responsible all costs associated with the placement and maintenance of this escrow arrangement. These costs include setup of escrow, labor to prepare the initial source files, labor for each update to the escrow account and ongoing maintenance fees for the escrow service. MTS labor and preparation fees will be billed in a Change Request document.

Simple Mobile LLC. Project Sponsor

Print	Jeff Clark	Date	8\8\11

Sign

MTS Representative

Print	Josef Brikman	Date	8\15\11

Sign